

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 9, 2009

via U.S. mail and facsimile

Jason N. Ader, Chief Executive Officer
Global Consumer Acquisition Corporation
1370 Avenue of the Avenues, 28th Floor
New York, New York 10019

RE: Global Consumer Acquisition Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
File No.: 1-33803

Dear Mr. Ader:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Report on Internal Controls Over Financial Reporting, page 48

1. Please tell us what framework you used to evaluate your internal control over financial reporting. In this connection, please confirm in future filings you will identify the framework used by management to evaluate the effectiveness of your internal controls over financial reporting in accordance with Item 308(a)(2) of Regulation S-K.

Signatures

2. Please include the signature of your controller or principal accounting officer. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please tell us who signed in that capacity and confirm that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blaise Rhodes (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jason N. Ader, Chief Executive Officer
        Via facsimile to (212) 445-7801